UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Amerant Bancorp Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

23576200

(CUSIP Number of Class of Securities)

Carlos Iafigliola

Executive Vice President and Chief Financial Officer

Amerant Bancorp Inc.

220 Alhambra Circle

Coral Gables, Florida 33134

(305) 460-8728

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Arturo H. Banegas Masia, Esq.

Esther L. Moreno, Esq.

Akerman LLP

Brickell City Centre

98 Southeast Seventh Street, Suite 1100

Miami, Florida 33131

(305) 374-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$5,455.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $50,000,000 in value of shares of the Class B Common Stock, par value $0.10 per share, of Amerant Bancorp Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$5,455.00	Filing Party:Amerant Bancorp Inc.
Form or Registration No.:Schedule TO	Date Filed:November 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Amerant Bancorp Inc., a Florida corporation (“Amerant” or the “Company”), with the Securities and Exchange Commission on November 20, 2020, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Amerant on November 30, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $50,000,000 of shares of its Class B common stock, par value $0.10 per share (the “Shares”), at a per Share price not greater than $12.55 and not less than $11.05, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 20, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”).

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Amended Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Amendments to the Tender Offer

Changes in Price Range

On December 7, 2020, the Company announced that it adjusted the price range of the Tender Offer to a price not greater than $12.55 nor less than $11.05 per Share to the tendering shareholder in cash, less any applicable withholding taxes and without interest, with the exact prices to be determined through the “modified Dutch auction” pricing mechanism set forth in the Offer to Purchase. The aggregate purchase price of Shares to be purchased pursuant to the Tender Offer of up to $50,000,000 remains unchanged. The Expiration Date of the Tender Offer also remains unchanged, and is currently scheduled for 11:59 p.m., New York City Time, on December 18, 2020, unless the Tender Offer is extended or terminated. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(5)(B) to this Amendment No. 2 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

As a result of the foregoing changes in the price range for the Tender Offer:

•

All references in the Offer to Purchase and in the related Tender Offer documents to the price range for the Tender Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $12.55 and not less than $11.05 per Share.

•	All references to the minimum Purchase Price in the Offer (previously $9.65 per share) now mean a minimum price of $11.05 per Share.

•

All references to the Offer to Purchase are now to the Amended Offer to Purchase (which is filed as Exhibit (a)(1)(G) to this Amendment No. 2), all references to the Letter of Transmittal are now to the Amended Letter of Transmittal (which is filed as Exhibit (a)(1)(H) to this Amendment No. 2), and all references to the Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery (which is filed as Exhibit (a)(1)(I) to this Amendment No. 2).

Certain Other Matters

All tenders of Shares made prior to our announcement of the amendment of the price range of the Offer on December 7, 2020 are no longer valid. Accordingly, shareholders who have previously tendered Shares by completing and returning the original Letter of Transmittal filed on November 20, 2020, including shareholders who checked the box captioned “Shares Tendered at Price Determined Under the Offer” in the original Letter of Transmittal, and who still wish to participate in the Offer, will be required to retender their Shares as provided for in the Amended Offer to Purchase and, where applicable, in the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery, which are filed as Exhibits (a)(1)(H) and (a)(1)(I) to this Amendment No. 2 and which are hereby incorporated by reference into the Schedule TO and the Amended Offer to Purchase.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(G)	Amended Offer to Purchase, dated November 20, 2020.*

(a)(1)(H)	Amended Letter of Transmittal (including IRS Form W-9 and IRS Form W-8).*

(a)(1)(I)	Amended Notice of Guaranteed Delivery.*

(a)(1)(J)	Amended Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(K)	Amended Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(B)	Press Release issued by the Company on December 7, 2020.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERANT BANCORP INC.

By:	/s/ Millar Wilson
Name: Millar Wilson
Title: Vice Chairman and Chief Executive Officer

Date: December 7, 2020